UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Synthorx, Inc.

(Name of Subject Company)

Synthorx, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President, Chief Executive Officer and Director

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, California 92037

(858) 750-4789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Synthorx, Inc., a Delaware corporation (“Synthorx”), with the Securities and Exchange Commission on December 23, 2019 relating to the offer by Sanofi, a French société anonyme (“Sanofi”) and Thunder Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi (“Purchaser”), to purchase all the issued and outstanding shares of Synthorx’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $68.00 per Share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second and third paragraphs under the heading “Antitrust Compliance” on page 39 of the Schedule 14D-9 and replacing them with the following paragraphs:

“Synthorx and Sanofi each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 2, 2020 for review in connection with the Offer. The initial waiting period under the HSR Act expired, effective January 17, 2020 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Sanofi, Synthorx or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While Synthorx believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

Item 9. Exhibits.

Exhibit No.	Description

(a)(14)	Press Release issued by Sanofi, dated January 20, 2020 (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 3 to the Schedule TO of Sanofi and Thunder Acquisition Corp. filed January 21, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNTHORX, INC.

By:	/s/ Laura Shawver
Laura Shawver, Ph.D.
President and Chief Executive Officer

Dated: January 21, 2020